UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated July 29, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 28, 2009, entitled “RESULT OF ANNUAL GENERAL MEETING”.

28 July 2009

RESULT OF ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Tuesday 28 July 2009.

The results of polls on all 24 resolutions were as follows:

	Resolution	For	Against	Votes Withheld

1.	Receive directors’ report and financial statements	35,251,488,876	57,230,627	112,684,112

2.	Re-elect Sir John Bond as a director	34,829,269,733	291,913,833	107,225,701

3.	Re-elect John Buchanan as a director	35,130,750,330	59,809,482	37,850,057

4.	Re-elect Vittorio Colao as a director	35,039,503,467	81,471,590	107,437,014

5.	Elect Michel Combes	35,009,566,857	110,692,677	108,148,986

6.	Re-elect Andy Halford as a director	35,011,392,498	108,923,229	108,090,268

7.	Re-elect Alan Jebson as a director	35,130,779,836	60,875,637	36,755,116

8.	Elect Samuel Jonah	35,132,782,866	59,478,721	36,155,983

9.	Re-elect Nick Land as a director	34,418,440,230	388,109,941	421,858,695

10.	Re-elect Anne Lauvergeon as a director	34,422,496,728	385,022,055	420,883,078

11.	Re-elect Simon Murray as a director	35,041,943,637	141,971,643	44,492,416

12.	Elect Steve Pusey	35,007,946,573	112,237,004	108,172,172

13.	Re-elect Luc Vandevelde as a director	35,101,571,208	89,136,097	37,705,836

14.	Re-elect Anthony Watson as a director	35,104,404,099	85,794,525	38,208,298

15.	Re-elect Philip Yea as a director	35,105,720,826	84,984,511	37,694,524

	Resolution	For	Against	Votes Withheld

16.	Approve the final dividend of 5.20 pence per share	35,269,253,661	47,604,309	104,589,507

17.	Approve the Remuneration Report	33,899,314,353	1,181,583,362	340,517,649

18.	Re-appoint Deloitte & Touche LLP as auditors	35,158,571,552	83,817,084	179,019,087

19.	Authorise the Audit Committee to determine the auditors’ remuneration	35,257,450,117	52,019,438	111,924,650

20.	Authority to allot shares	34,466,174,017	583,871,288	127,435,665

21.	Disapplication of pre-emption rights	34,617,207,830	689,025,924	112,292,177

22.	Approval of market purchases of ordinary shares	35,224,819,118	79,161,595	114,615,694

23.	Adopt new Articles of Association	35,311,211,322	41,803,130	65,579,174

24.	Authorise the calling of a General Meeting on 14 days notice	34,025,123,477	1,141,855,764	42,205,588

Resolutions 1 to 20 were passed as ordinary resolutions and resolutions 21 to 24 were passed as special resolutions.

Stephen Scott

Group General Counsel and Company Secretary

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 29, 2009	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary